Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-132312, 333-144705, 333-176696, and 333-204841 on Form S-8 of our reports dated March 1, 2017, relating to the consolidated financial statements of Crocs, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for shared-based payments due to the adoption of Accounting Standards Update (ASU) 2016-09, Improvements to Employee Share-Based Payment Accounting) and the effectiveness of Crocs, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Crocs, Inc. for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
March 1, 2017